January 28, 2009

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Jamba, Inc.
File No. 001-32552
Form 10-K: For the fiscal year ended January 1, 2008
Form 10-Q: For the quarterly period ended October 7, 2008
Schedule 14A filed April 24, 2008

Dear Mr. Shenk:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated December 29, 2008, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended January 1, 2008 (the “2007 Form 10-K”), Form 10-Q for the quarterly period ended October 7, 2008 and Schedule 14A filed April 24, 2008. This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K: For the fiscal year ended January 1, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Jamba, Inc. Results of Operations - Fiscal 2007 Compared to Fiscal 2006 (As Reported and Pro Forma), page 39

1. We note that you have provided tables that itemize the components of certain of the line items presented in your statements of operations. However, your MD&A disclosure does not discuss the period-to-period changes in the amounts recognized for i) some of the more significant costs itemized in your tables and ii) certain costs that contributed significantly to the fluctuations in your income statement line items. For example, we note that your disclosure regarding store operating expenses does not specifically discuss the increases in the amount of “Utilities” costs and “Other” costs recognized in fiscal year 2007, as compared to the fiscal year 2006 pro forma amounts. Similarly, your disclosure regarding general and administrative expenses does not specifically discuss the increases in the amount of “Wages and payroll related expenses” and “Stock-based compensation” recognized in fiscal year 2007, as compared to the fiscal year 2006 pro forma amounts. In this regard, please expand your disclosure to discuss the underlying factors contributing to the period-to-period fluctuations in each material cost category that has been itemized in the tables presented in your MD&A and ensure that you quantify each material factor underlying the changes.

January 28, 2009

Page Two

The Company acknowledges the Staff’s comment and will expand the Company’s disclosure in the Company’s Form 10-K for the fiscal year ended December 30, 2008 (the “2008 Form 10-K”) and in other future filings, as applicable, consistent with the suggestions from the Staff except with respect to fiscal year 2006 pro forma amounts. With respect to the Company’s fiscal year 2006 pro forma amounts, the Company supplementally advises the Staff that its 2006 pro forma disclosure was included by the Company on a voluntary basis to supplement the required fiscal year 2006 information which only addressed the post merger portion of the fiscal year from November 29, 2006 through January 9, 2007. The inclusion of the 2006 pro forma information involved two different companies (Services Acquisition Corp. International (“SACI”), renamed “Jamba, Inc.” upon the merger, and Jamba Juice Company) and numerous stub periods (for SACI, the period January 11, 2006 through November 28, 2006, for Jamba Juice Company, the periods January 11, 2006 through its fiscal year ended June 27, 2006 and June 28, 2006 through November 28, 2006 and for the combined Jamba, Inc., the period November 29, 2006 through January 9, 2007). In addition, the Company changed its fiscal year upon the November 29, 2006 merger and changed its fiscal year again in 2007. Since presentation of the 2006 pro forma fiscal year was not required disclosure and because of the complexities and number of assumptions made in creating the Company’s 2006 pro forma fiscal year, the Company believes that additional discussion of underlying factors contributing to the period-to-period fluctuations in each material cost category that has been itemized in the tables presented in the Company’s MD&A and quantifying each material factor underlying the changes from the Company’s 2006 pro forma fiscal year is not meaningful to investors. A discussion of the period-to-period fluctuations and material factors underlying the changes from the Company’s 2007 fiscal year to the Company’s 2008 fiscal year will provide a more appropriate basis of comparison. However, the Company will review its period-to-period fluctuations and material factors underlying the changes from the Company’s 2006 pro forma fiscal year and expand its disclosure in its 2008 Form 10-K to address any specific known trends as applicable.

2. We note that a significant portion of your MD&A disclosure focuses on explaining changes in your company’s expenses as a percentage of total revenue for comparative reporting periods. However, you have provided very limited discussion of the changes in the absolute amounts of the costs/expenses recognized by your company. In your Form 10-Q for the quarterly period ended September 30, 2008, you state that you believe expense variance discussions as a percentage of a period’s company store revenue or total revenue is a more appropriate measure when analyzing your company’s financial performance than pure dollar and percentage change variances. However, we note that revenue is not the primary driver of certain of your company’s costs (e.g. labor costs, fixed portions of rent, and utilities), and as such, revenue can increase or decrease independently of such costs. Thus, fluctuations in your company’s costs as a percentage of revenue may not fully reflect the actual trends in your costs. Similarly, a discussion that primarily focuses on fluctuations in costs as a percentage of revenue may not adequately address the factors impacting the trends in your company’s costs. In this regard, please supplement your current MD&A disclosure with an appropriate discussion of the changes in the absolute amounts of the costs recognized by your company. Your revised disclosure should both identify and quantify the impact of all material factors contributing to the changes in the amount of costs incurred/ recognized by your company. For example, please expand your MD&A disclosure to quantify the extent that your company’s labor costs increased as a result of changes to federal and state minimum wage, as well as due to increases in employee count or other factors, to the extent material.

January 28, 2009

Page Three

The Company acknowledges the Staff’s comment and will expand the Company’s disclosure in the Company’s 2008 Form 10-K and in other future filings, as applicable, consistent with the suggestions from the Staff except with respect to fiscal year 2006 pro forma amounts. With respect to the Company’s fiscal year 2006 pro forma amounts, the Company supplementally advises the Staff that for the same reasons stated in the Company’s response to comment number 1 above, the Company believes that additional discussion of the changes in the absolute amounts of the costs recognized by the Company and identification and quantification of the impact of all material factors contributing to the changes in the amount of costs incurred/ recognized by the Company is not meaningful to investors. However, the Company will review these matters further with respect to the Company’s 2006 pro forma fiscal year and expand its disclosure in its 2008 Form 10-K to address any specific known trends as applicable.

Critical Accounting Policies and Estimates

Accounting for Warrants and Derivative Instruments, page 54

3. You state in the first paragraph of your “Critical Accounting Policies and Estimates” disclosure regarding “Accounting for Warrants and Derivative Instruments” that you estimated the fair value of your company’s warrant derivative instruments at inception and as of each balance sheet date using a Black-Scholes option pricing model. However, in the second paragraph of this disclosure, you state that you used the relative fair value to estimate the fair value of your company’s outstanding warrants as of January 9, 2007. In addition, you state in Note 1 to your financial statements that the warrants included in the units issued in connection with your company’s initial public offering are freely traded on the NASDAQ Global Market; and consequently, their fair value has been estimated based upon their market price at the end of each period. Please reconcile or expand your disclosure in the “Critical Accounting Policies and Estimates” section of MD&A, as necessary.

The Company acknowledges the Staff’s comment and undertakes to clarify these disclosures in the Company’s 2008 Form 10-K and in the Company’s subsequent filings as applicable. The Company supplementally advises the Staff that the valuation methodologies utilized in estimating the value of the Company’s outstanding warrants were appropriate and consistent, but that the Company will provide additional disclosure to clarify the distinction between the Company’s warrants which are freely traded on the NASDAQ Global Market under the symbol “JMBAW” and the Company’s warrants which are embedded in the Company’s units which are freely traded on the NASDAQ Global Market under the symbol “JMBAU” and which consist of one share of common stock and one common stock purchase warrant (the warrant derivative instrument).

Item 8.	Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

15. Related-Party Transactions, page 87

4. Please tell us and disclose the exercise price(s), expiration date(s), and any other material characteristics of the 1,000,000 warrants sold to your company’s stockholders existing prior to the initial public offering and the 500,000 warrants sold to the underwriter of your company’s initial public offering. As part of your response, tell us i) how you have accounted for these warrants and ii) how your accounting treatment complies with EITF 00-19.

January 28, 2009

Page Four

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the 1,000,000 warrants purchased by the Company’s stockholders and the 500,000 warrants purchased by the underwriter of the Company’s initial public offering all have an exercise price of $6.00 per share and all expire on June 28, 2009. These warrants are part of the original embedded warrants in the 17,250,000 units sold in the Company’s initial public offering. As part of the Company’s initial public offering, the stockholders prior to the initial public offering agreed that after the offering was completed and within the first twenty trading days after separate trading of the warrants had commenced, they or certain of their affiliates or designees would collectively purchase up to 1,000,000 warrants in the public marketplace at prices not to exceed $1.20 per warrant. In addition, the representative of the underwriter, or certain of its principals, affiliates or designees agreed to purchase up to 500,000 warrants in the public marketplace at prices not to exceed $1.20 per warrant. As a result, the stockholders existing prior to the Company’s initial public offering purchased 1,000,000 warrants at an average price of $1.01375, and the underwriter or its affiliates purchased 500,000 warrants at an average price of $0.99.

The material terms of the warrants, how the Company has accounted for these warrants and how the Company’s accounting treatment complies with EITF 00-19 are described in the Company’s Notes to Consolidated Financial Statements in its 2007 Form 10-K. In Note 1 to the Consolidated Financial Statements, the Company stated that each warrant entitled the holder to purchase from the Company one share of its common stock at an exercise price of $6.00. In accordance with EITF 00-19, the Company determined that the warrants in these free standing contracts should be accounted for as liabilities and be measured at fair value with changes in fair value reported in the Company’s Consolidated Statement of Operations. The Company will revise these disclosures in the Company’s 2008 Form 10-K and in the Company’s subsequent filings, as applicable, to provide further clarity regarding these warrants.

16. Unaudited Quarterly Information, page 87

5. Given the historical volatility of the fair value of your company’s derivative liability related to outstanding warrants, please consider disclosing the impact of the fluctuation in the fair value of this liability on “other income” for each of the quarterly periods presented in your table.

The Company acknowledges the Staff’s comment and will disclose the impact of the fluctuation in the fair value of this liability on “other income” for each of the quarterly periods presented as applicable.

Form 10-Q: For the quarterly period ended October 7, 2008

Item 1.	Unaudited Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 2. Revolving Credit Facility and Financing Agreement page 8

6. With regard to the $25 million financing agreement with Victory Park Management, LLC (which is filed as exhibit 10.1 to the September 12, 2008 Form 8-K), we note that the agreement appears to contain a subjective acceleration clause (clauses 10.1(o) and 10.2(a)). However, we also note the loan is already made on a long-term basis. With consideration of FASB Technical Bulletin No. 79-3, please advise us of management’s belief as to the likelihood of acceleration of the due date by the lender, along with appropriate supporting reasons. If the likelihood of acceleration is other than remote, please revise your disclosures and/or presentation accordingly.

January 28, 2009

Page Five

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s disclosure properly reflects the Company management’s belief that the likelihood of acceleration of the due date by the lender is remote and therefore is categorized properly as made on a long-term basis. The Company believes the likelihood of acceleration is remote because the Company’s financial performance has comfortably exceeded the financial covenants required by the financing agreement, the Company’s business and operations have not experienced any material adverse effect since the commencement of the loan and the Company’s management does not anticipate any material adverse effect to the Company’s business and operations in the future. The Company’s management will continue to assess the likelihood of acceleration of the due date in the future in determining whether the loan should continue to be categorized as being made on a long-term basis but does not have any reason to suspect otherwise at this point.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

7. We believe that the MD&A disclosure related to your company’s interim period results of operations could be improved by utilizing tables to present the dollar and percentage changes in your company’s financial statement accounts - similar to your presentation in the Form 10-K for the fiscal year ended January 1, 2008. In this regard, your narrative text could be revised to focus primarily upon your analysis of the underlying business factors and/or industry and operating trends impacting your company’s results of operations. Please consider revising your MD&A disclosure in future interim period filings, accordingly.

The Company acknowledges the Staff’s comment and plans to revise its disclosure in future filings to address the Staff’s comment as applicable.

8. We note that your MD&A disclosure does not discuss the underlying factors contributing to the decline in company store comparable sales (e.g. price changes versus volume changes). Furthermore, we note that a significant portion of your discussion regarding the changes in your company’s costs focuses on the impact of your company’s additional stores - without quantifying the amount of costs or changes in costs incurred by your company’s comparable stores. In this regard, please expand your disclosure in future filings to separately quantify and analyze changes in revenues recognized and costs incurred by comparable stores. In addition, to the extent that the results of operations of your company’s comparable stores may have been impacted by factors such as the 2008 increase to minimum wage, your company’s decision to introduce new products in 2008 to anchor its new breakfast platform, and/or the implementation of the San Francisco Healthcare Security Ordinance, please specifically quantify and discuss the impact of such factors on your company’s results of operations.

January 28, 2009

Page Six

The Company acknowledges the Staff’s comment and will expand its disclosure in its 2008 Form 10-K to separately quantify and analyze changes in revenues recognized to the extent practicable. The Company respectfully submits that in some cases the Company will not be able to separately quantify and analyze the causes of a change, such as a decline in revenues at comparable stores as a result of cannibalization of sales where the Company has opened new stores near an existing store. An example of the disclosures that the Company anticipates including in its 2008 Form 10-K is described below. Included in the Form 10-Q, as filed, for the period ended October 7, 2008:

The dollar variances noted in the Company’s financial statements for the 12 week and 40 week periods ended October 7, 2008 as compared to the 12 week and 40 week periods ended October 16, 2007 is primarily attributable to the growth in the number of Company Stores from 470 stores as of October 16, 2007 to 520 stores as of October 7, 2008.

The Company also plans to add a disclosure similar to the following in its future filings:

The decrease in Company Store comparable sales was due primarily to a decrease in transaction count partially offset by an increase in the average check as a result of price increases during 2008.

Furthermore, the Company included the following disclosure for labor costs in its Form 10-Q, as filed, for the period ended October 7, 2008:

The $2.3 million increase was due to a combination of 49 net additional Company Stores, one acquired store and wage increases, partially offset by decreased employee bonuses and incentives. As a percentage of Company Store revenue, labor expenses increased to 33.3% in the third quarter of fiscal 2008, compared to 31.8% in the same period of the prior year. This increase as a percentage of Company Store revenue was primarily due to a combination of minimum wage increases in several states in which we operate, particularly California, the decrease in Company Store comparable sales and the decrease in sales of underperforming Company Stores opened in early fiscal 2007.

The Company plans to replace the disclosure with one similar to the following in its future filings:

The $2.3 million increase was due to a combination of 49 net additional Company Stores, one acquired store and wage increases, partially offset by decreased employee bonuses and incentives. As a percentage of Company Store revenue, labor expenses increased to 33.3% in the third quarter of fiscal 2008, compared to 31.8% in the same period of the prior year. The increase in store operating expenses as a percentage of Company Store revenue is primarily due to the deleveraging of fixed store operating costs as a result of lower average unit sales volume.

With respect to the quantification and analysis of changes in costs, the Company respectfully submits that costs incurred by the Company’s comparable stores are not materially different than those incurred by the Company’s stores not included as comparable stores and therefore no additional disclosure regarding the quantification and analysis of changes in costs in the Company’s comparable stores is warranted.

January 28, 2009

Page Seven

Key Financial Metrics, page 21

9. We note that you have disclosed “store-level EBITDA” as a non-GAAP performance measure in MD&A, as well as in your press releases furnished on Form 8-K on August 28, 2008 and November 17, 2008. We believe you should discontinue your presentations of store-level EBITDA. Our principal objection is to the exclusion of general and administrative expenses, among other items. Since your revenue growth has been primarily attributable to the opening of additional stores, the expenses relating to the corporate and administrative functions that facilitate this growth should be included in any measure of profitability or performance.

The Company acknowledges the Staff’s comments. The Company respectfully submits to the Staff that the Company believes its use of “store-level EBITDA” as a non-GAAP performance measure provided by the Company is highly meaningful to investors for liquidity reasons. Under the Company’s $25 million financing agreement with Victory Park Management and its affiliates, the single financial operational covenant which the Company must meet is maintaining $35 million in “store-level EBITDA” for the thirteen (13) four-week periods during the year. The Company’s management and Victory Park closely monitor this measurement, and investors have frequently inquired about the same. While the Company believes that its store-level EBITDA will comfortably exceed the required threshold, such that the Company believes a violation of the covenant is remote as noted in its response to comment number 6 above, it is a measure that the Company’s management believes should be continuously monitored for liquidity purposes and therefore is an important number for the Company’s management, Victory Park and investors to be apprised of. Therefore, the Company proposes to maintain store-level EBITDA disclosure but utilize it only in its liquidity discussions, as opposed to its discussion on financial performance and operations. An example of such disclosure that the Company proposes to add to its liquidity discussion in its 2008 Form 10-K is as follows:

Capital Resources

The financing agreement contains the customary representations and covenants. The financial covenants include the requirement for store-level EBITDA on a consolidated basis to be $35 million for the thirteen (13) four-week close periods through maturity of the debt.

Pursuant to the financing agreement, store-level EBITDA means the consolidated net income (or loss) minus (i) cash extraordinary gains, (ii) non-cash extraordinary gains, (iii) other non-cash gains, and (iv) interest income plus (without duplication) (i) cash extraordinary losses, (ii) non-cash extraordinary losses, (iii) non-cash impairment losses, (iv) other non-cash losses, (v) income taxes, (vi) interest expense, (vii) depreciation and amortization, (viii) pre-opening expenses in accordance with each newly opened Restaurant owned by Borrowers and their Subsidiaries, (ix) Open Store Lease Termination Expenses, (x) Unopened Store Lease Termination Expenses, (xi) General and Administrative Expenses, and (xii) such other non-cash charges as may be approved by Agent in its sole discretion, plus (or minus) such other adjustments as may be reasonably recommended by a third party auditor selected by or otherwise reasonably acceptable to Victory Park for the purposes of normalizing store-level EBITDA.

January 28, 2009

Page Eight

A reconciliation of store-level EBITDA as of October 7, 2008, to cash provided from operating activities along with the components of store-level EBITDA follows:

Net loss	$(107,989)
Franchisee reimbursement fees	(2,055)
Gain from derivative liabilities	(7,610)
Interest income	(315)
Trademark and store impairment	95,798
Loss on disposal of fixed and joint venture assets	1,415
Income tax benefit	(647)
Interest expense	703
Depreciation and amortization	19,331
Store pre-opening	1,920
Store lease termination and closure costs	2,899
General and administrative expenses	37,228
Other operating expenses	2,133

Store-level EBITDA	$42,811
Franchise reimbursement fees	2,055
General and administrative	(37,228)
Store pre-opening	(1,920)
Income tax benefit	647
Gain from derivative liabilities	7,610
Loss on disposal of fixed and joint venture assets	(1,415)
Interest income	315
Interest expense	(703)
Store lease termination and other expenses	(5,075)
Share-based compensation	3,896
Other non cash items	(1,787)
Change in assets and liabilities, net	1,677

Cash provided by operating activities	$10,883

We disclose store-level EBITDA because we believe that store-level EBITDA is a useful indicator of our historical debt capacity and ability to service debt, as well as the requirement in our financing agreement to meet a minimum level for store-level EBITDA.

Our calculation of store-level EBITDA is not necessarily comparable to similarly titled measures used by other companies. In addition, store-level EBITDA: (a) does not represent net income or cash flows from operating activities as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

January 28, 2009

Page Nine

Schedule 14A filed April 24, 2008

Executive Compensation, page 13

10. We note that you benchmark against one hundred other companies in the first peer group. In the future, to the extent the compensation committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee’s determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company acknowledges the Staff’s comment. In the future, to the extent the Company’s compensation committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee’s determination of compensation levels, the Company hereby undertakes to identify the component companies as applicable in future filings.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0105.

Sincerely,

Jamba, Inc.

By:	/s/ Karen L. Luey
Name:	Karen L. Luey
Title:	Chief Financial Officer

Enclosures

cc:	Michael Fox, Esq. (via e-mail: mfox@JambaJuice.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)